UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 5
TO
SCHEDULE 13E-3
(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934)
VITRIA TECHNOLOGY, INC.
(Name of the Issuer)
VITRIA TECHNOLOGY, INC.
INNOVATION TECHNOLOGY GROUP, INC.
ITG ACQUISITION, INC.
JOMEI CHANG, PH.D.
M. DALE SKEEN, PH.D.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
928490 10 4
(CUSIP Number of Class of Securities)

JoMei Chang, Ph.D. President Innovation Technology Group, Inc. 750 Menlo Avenue, Suite 380 Menlo Park, California 94025 (650) 323 -8001	Michael D. Perry Chief Financial Officer Vitria Technology, Inc. 945 Stewart Drive Sunnyvale, California 94085 (408) 212-2700
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$67,111,418	$7,181

*	This calculation is based upon $0.000107 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 24,400,850 shares of Vitria Technology common stock outstanding and owned by stockholders other than treasury shares the parties identified on Schedule A to the merger agreement described in the proxy statement referenced below (the “Parent Group”); and (ii) outstanding stock options to purchase an aggregate of 41,279 shares of Vitria Technology common stock with exercise prices below $2.75 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $2.75 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Vitria Technology common stock with a per share exercise price less than $2.75 will be converted into the right to receive a cash payment equal to (a) the excess of $2.75 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously Paid: $7,181
Form or Registration No.: Schedule 14A
Filing Party: Vitria Technology, Inc.
Date Filed: October 20, 2006

Introduction
          This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on October 20, 2006, as amended on December 6, 2006, January 12, 2007, January 30, 2007 and February 8, 2007 (the “Schedule 13E-3”) and is being filed by (i) Vitria Technology, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vitria”), (ii) Innovation Technology Group, Inc. (“Parent”), a Delaware corporation, (iii) ITG Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) JoMei Chang, Ph.D., a director of Vitria and President and a director of Parent and Merger Sub, and (v) M. Dale Skeen, Ph.D., Chief Executive Officer of Vitria and Chief Financial Officer, Secretary and a director of Parent and Merger Sub. This Amendment No. 5 and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among Vitria, Parent and Merger Sub (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into Vitria, the corporation surviving the merger (the “Merger”).
Vitria previously filed with the Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders at which the stockholders of Vitria considered and voted upon a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement has been filed as Annex A to the Proxy Statement.
The purpose of this Amendment No. 5 is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).
The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Proxy Statement.
The information contained in this Amendment No. 5 and/or the Proxy Statement concerning (i) Vitria was supplied by Vitria and no member of the Parent Group takes responsibility for the accuracy of such information and (ii) the Parent Group was supplied by the Parent Group and Vitria takes no responsibility for the accuracy of such information.
Item 15. Additional information.
(b) Other Material Information. On March 7, 2007, Vitria filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was effected, after having received the requisite vote of the Vitria stockholders at the special meeting of stockholders held on that date. The Merger became effective as of the date of the filing, at which time (i) each share of Vitria common stock outstanding (other than shares held by the Parent, Dr. Chang and Dr. Skeen (each individually), Drs. Chang and Skeen as joint tenants and Skeen/Chang Investments, L.P., of which Dr. Skeen and Dr. Chang are general partners, and shares held by stockholders exercising dissenters’ rights of appraisal (the “Excluded Shares”) was converted into the right to receive $2.75 in cash, without interest, upon surrender and acceptance of the certificate for such share to Vitria’s paying agent, (ii) each Vitria stock option outstanding at the Effective Time, whether or not then vested or exercisable, became fully vested and was cancelled if not exercised prior to the Effective Time and converted into the right to a cash payment equal to the product of (x) the excess of $2.75 over the per share exercise price of such stock option, multiplied by (y) the aggregate number of shares of common stock then subject to such stock option, (iii) each grant of restricted Vitria common stock outstanding at the Effective Time of the Merger not then vested was cancelled and substituted with a right to receive future cash payments which shall equal, on a per share basis, $2.75, subject to certain conditions, (iv) all of the Excluded Shares were canceled and (v) the separate corporate existence of Merger Sub ceased. Upon completion of the Merger, Vitria common stock ceased to be publicly traded on the Nasdaq Global Market and Vitria began the process of deregistering its common stock under the Exchange Act, after which time Vitira will no longer file periodic reports with the Commission.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITRIA TECHNOLOGY, INC.
By:	/s/ Michael D. Perry
	Name:	Michael D. Perry
	Title:	Senior Vice President and Chief Financial Officer

INNOVATION TECHNOLOGY GROUP, INC.
By:	/s/ JoMei Chang
	Name:	JoMei Chang, Ph.D.
	Title:	President

ITG ACQUISITION, INC.
By:	/s/ JoMei Chang
	Name:	JoMei Chang, Ph.D.
	Title:	President

/s/ JoMei Chang
JoMei Chang, Ph.D.

/s/ M. Dale Skeen
M. Dale Skeen, Ph.D.